UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Le Gaga Holdings Limited

(Name of Issuer)

Ordinary shares, par value $0.01 per share

(Title of Class of Securities)

521168104

(CUSIP Number)

Walden International

Suite 2501, Bund Center

222 Yan An East Road

Shanghai, PR China

Attention: Yimin Zimmerer

Telephone: (+86) 21-3135-2488

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one ordinary share of the Issuer.

CUSIP No. 521168104

1.	Names of Reporting Persons Pacven Walden Ventures VI, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 100,525,000 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100,525,000 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,525,000 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 4.6%(3)

14.	Type of Reporting Person PN

(1) Includes 92,263,000 Shares (as defined below) held by Pacven Walden Ventures VI, L.P. (“Pacven VI”) and 7,262,000 Shares held by Pacven Walden Ventures Parallel VI, L.P. (“Pacven Parallel VI” and, together with Pacven VI, the “Pacven Entities”). Pacven Walden Management VI Co. Ltd. (“Pacven GP”) is the general partner of the Pacven Entities. As such, Pacven GP possesses the power to direct the voting and disposition of shares owned by the Pacven Entities and may be deemed to have indirect beneficial ownership of the shares held by the Pacven Entities. Pacven GP owns no securities of the Issuer directly and disclaims beneficial ownership of the shares held by the Pacven Entities except to the extent of its pecuniary interest therein. Lip-Bu Tan (“Tan”) is the sole director of Pacven GP, and Tan, Andrew Kau (“Kau”), and Brian Chiang (“Chiang” and collectively with Tan and Kau the “Pacven Committee Members”) are members of the investment committee of Pacven GP. As such, Tan and the other Pacven Committee Members possess the power to direct the voting and disposition of the shares owned by the Pacven Entities and may be deemed to have indirect beneficial ownership of the shares held by the Pacven Entities. The Pacven Committee Members own no securities of the Issuer directly and each disclaims beneficial ownership of the shares held by the Pacven Entities except to the extent of his pecuniary interest therein. See Item 5.

(2)  Excludes Shares beneficially owned by Ms. Na Lai Chiu, Valuetrue Investments Limited, Mr. Shing Yung Ma, Grow Grand Limited, SC China Holdings Limited, on behalf of funds managed and/or advised by it and its and their affiliates, and Yiheng Capital, LLC (collectively, the “Consortium”) and Shares beneficially owned by YH Greenhouse, LLC, SIG China Investments One, Ltd., Honeycomb Assets Management Limited, Limewater Limited, Natural Eternity Limited, Win Seasons Holdings Limited and Mr. Ming Ho Lui (collectively, the “Other Rollover Shareholders”).  The Consortium has entered into a Restated Consortium Agreement (as defined below) to pursue the Transaction (as defined below) and the Consortium and Other Rollover Shareholders have entered into a Support Agreement (as defined below) in connection with the Transaction. The Reporting Persons (as defined below) expressly disclaim beneficial ownership of any Shares beneficially owned by the Consortium and Other Rollover Shareholders and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the Consortium or Other Rollover Shareholders.  See Items 4, 5 and 6.

(3) Based on 2,198,845,700 ordinary shares outstanding as of June 30, 2013, based on the Issuer’s annual report on Form 20-F filed with the SEC (as defined below) on October 24, 2013.

CUSIP No. 521168104

1.	Names of Reporting Persons Pacven Walden Ventures Parallel VI, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 100,525,000 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100,525,000 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,525,000 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 4.6%(3)

14.	Type of Reporting Person PN

(1) Includes 92,263,000 Shares held by Pacven VI and 7,262,000 Shares held by Pacven Parallel VI. Pacven GP is the general partner of the Pacven Entities. As such, Pacven GP possesses the power to direct the voting and disposition of shares owned by the Pacven Entities and may be deemed to have indirect beneficial ownership of the shares held by the Pacven Entities. Pacven GP owns no securities of the Issuer directly and disclaims beneficial ownership of the shares held by the Pacven Entities except to the extent of its pecuniary interest therein. Tan is the sole director of Pacven GP, and the Pacven Committee Members are members of the investment committee of Pacven GP. As such, Tan and the other Pacven Committee Members possess the power to direct the voting and disposition of the shares owned by the Pacven Entities and may be deemed to have indirect beneficial ownership of the shares held by the Pacven Entities. The Pacven Committee Members own no securities of the Issuer directly and each disclaims beneficial ownership of the shares held by the Pacven Entities except to the extent of his pecuniary interest therein. See Item 5.

(2) Excludes Shares beneficially owned by the Consortium and the Other Rollover Shareholders.  The Consortium has entered into a Restated Consortium Agreement to pursue the Transaction and the Consortium and Other Rollover Shareholders have entered into a Support Agreement in connection with the Transaction. The Reporting Persons expressly disclaim beneficial ownership of any Shares beneficially owned by the Consortium and Other Rollover Shareholders and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the Consortium or Other Rollover Shareholders.  See Items 4, 5 and 6.

(3) Based on 2,198,845,700 ordinary shares outstanding as of June 30, 2013, based on the Issuer’s annual report on Form 20-F filed with the SEC on October 24, 2013.

CUSIP No. 521168104

1.	Names of Reporting Persons Pacven Walden Management VI Co. Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 100,525,000 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100,525,000 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,525,000 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 4.6%(3)

14.	Type of Reporting Person OO

(1) Includes 92,263,000 Shares held by Pacven VI and 7,262,000 Shares held by Pacven Parallel VI. Pacven GP is the general partner of the Pacven Entities. As such, Pacven GP possesses the power to direct the voting and disposition of shares owned by the Pacven Entities and may be deemed to have indirect beneficial ownership of the shares held by the Pacven Entities. Pacven GP owns no securities of the Issuer directly and disclaims beneficial ownership of the shares held by the Pacven Entities except to the extent of its pecuniary interest therein. Tan is the sole director of Pacven GP and the Pacven Committee Members are members of the investment committee of Pacven GP. As such, Tan and the other Pacven Committee Members possess the power to direct the voting and disposition of the shares owned by the Pacven Entities and may be deemed to have indirect beneficial ownership of the shares held by the Pacven Entities. The Pacven Committee Members own no securities of the Issuer directly and each disclaims beneficial ownership of the shares held by the Pacven Entities except to the extent of his pecuniary interest therein. See Item 5.

(2) Excludes Shares beneficially owned by the Consortium and the Other Rollover Shareholders.  The Consortium has entered into a Restated Consortium Agreement to pursue the Transaction and the Consortium and Other Rollover Shareholders have entered into a Support Agreement in connection with the Transaction. The Reporting Persons expressly disclaim beneficial ownership of any Shares beneficially owned by the Consortium and Other Rollover Shareholders and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the Consortium or Other Rollover Shareholders.  See Items 4, 5 and 6.

(3)  Based on 2,198,845,700 ordinary shares outstanding as of June 30, 2013, based on the Issuer’s annual report on Form 20-F filed with the SEC on October 24, 2013.

CUSIP No. 521168104

1.	Names of Reporting Persons Lip-Bu Tan

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 100,525,000 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100,525,000 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,525,000 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 4.6%(3)

14.	Type of Reporting Person IN

(1) Includes 92,263,000 Shares held by Pacven VI and 7,262,000 Shares held by Pacven Parallel VI. Pacven GP is the general partner of the Pacven Entities. As such, Pacven GP possesses the power to direct the voting and disposition of shares owned by the Pacven Entities and may be deemed to have indirect beneficial ownership of the shares held by the Pacven Entities. Pacven GP owns no securities of the Issuer directly and disclaims beneficial ownership of the shares held by the Pacven Entities except to the extent of its pecuniary interest therein. Tan is the sole director of Pacven GP and the Pacven Committee Members are members of the investment committee of Pacven GP. As such, Tan and the other Pacven Committee Members possess the power to direct the voting and disposition of the shares owned by the Pacven Entities and may be deemed to have indirect beneficial ownership of the shares held by the Pacven Entities. The Pacven Committee Members own no securities of the Issuer directly and each disclaims beneficial ownership of the shares held by the Pacven Entities except to the extent of his pecuniary interest therein. See Item 5.

(2) Excludes Shares beneficially owned by the Consortium and the Other Rollover Shareholders.  The Consortium has entered into a Restated Consortium Agreement to pursue the Transaction and the Consortium and Other Rollover Shareholders have entered into a Support Agreement in connection with the Transaction. The Reporting Persons expressly disclaim beneficial ownership of any Shares beneficially owned by the Consortium and Other Rollover Shareholders and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the Consortium or Other Rollover Shareholders.  See Items 4, 5 and 6.

(3) Based on 2,198,845,700 ordinary shares outstanding as of June 30, 2013, based on the Issuer’s annual report on Form 20-F filed with the SEC on October 24, 2013.

CUSIP No. 521168104

1.	Names of Reporting Persons Andrew Kau

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 100,525,000 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100,525,000 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,525,000 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 4.6%(3)

14.	Type of Reporting Person IN

(1) Includes 92,263,000 Shares held by Pacven VI and 7,262,000 Shares held by Pacven Parallel VI. Pacven GP is the general partner of the Pacven Entities. As such, Pacven GP possesses the power to direct the voting and disposition of shares owned by the Pacven Entities and may be deemed to have indirect beneficial ownership of the shares held by the Pacven Entities. Pacven GP owns no securities of the Issuer directly and disclaims beneficial ownership of the shares held by the Pacven Entities except to the extent of its pecuniary interest therein. Tan is the sole director of Pacven GP and the Pacven Committee Members are members of the investment committee of Pacven GP. As such, Tan and the other Pacven Committee Members possess the power to direct the voting and disposition of the shares owned by the Pacven Entities and may be deemed to have indirect beneficial ownership of the shares held by the Pacven Entities. The Pacven Committee Members own no securities of the Issuer directly and each disclaims beneficial ownership of the shares held by the Pacven Entities except to the extent of his pecuniary interest therein. See Item 5.

(2) Excludes Shares beneficially owned by the Consortium and the Other Rollover Shareholders.  The Consortium has entered into a Restated Consortium Agreement to pursue the Transaction and the Consortium and Other Rollover Shareholders have entered into a Support Agreement in connection with the Transaction. The Reporting Persons expressly disclaim beneficial ownership of any Shares beneficially owned by the Consortium and Other Rollover Shareholders and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the Consortium or Other Rollover Shareholders.  See Items 4, 5 and 6.

(3) Based on 2,198,845,700 ordinary shares outstanding as of June 30, 2013, based on the Issuer’s annual report on Form 20-F filed with the SEC on October 24, 2013.

CUSIP No. 521168104

1.	Names of Reporting Persons Brian Chiang

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 100,525,000 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100,525,000 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,525,000 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 4.6%(3)

14.	Type of Reporting Person IN

(1) Includes 92,263,000 Shares held by Pacven VI and 7,262,000 Shares held by Pacven Parallel VI. Pacven GP is the general partner of the Pacven Entities. As such, Pacven GP possesses the power to direct the voting and disposition of shares owned by the Pacven Entities and may be deemed to have indirect beneficial ownership of the shares held by the Pacven Entities. Pacven GP owns no securities of the Issuer directly and disclaims beneficial ownership of the shares held by the Pacven Entities except to the extent of its pecuniary interest therein. Tan is the sole director of Pacven GP and the Pacven Committee Members are members of the investment committee of Pacven GP. As such, Tan and the other Pacven Committee Members possess the power to direct the voting and disposition of the shares owned by the Pacven Entities and may be deemed to have indirect beneficial ownership of the shares held by the Pacven Entities. The Pacven Committee Members own no securities of the Issuer directly and each disclaims beneficial ownership of the shares held by the Pacven Entities except to the extent of his pecuniary interest therein. See Item 5.

(2) Excludes Shares beneficially owned by the Consortium and the Other Rollover Shareholders.  The Consortium has entered into a Restated Consortium Agreement to pursue the Transaction and the Consortium and Other Rollover Shareholders have entered into a Support Agreement in connection with the Transaction. The Reporting Persons expressly disclaim beneficial ownership of any Shares beneficially owned by the Consortium and Other Rollover Shareholders and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the Consortium or Other Rollover Shareholders.  See Items 4, 5 and 6.

(3) Based on 2,198,845,700 ordinary shares outstanding as of June 30, 2013, based on the Issuer’s annual report on Form 20-F filed with the SEC on October 24, 2013.

CUSIP No. 521168104

Explanatory Note

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by Pacven Walden Ventures VI, L.P., Pacven Walden Ventures Parallel VI, L.P. (collectively, the “Pacven Entities”), Pacven Walden Management VI Co. Ltd. (the “Pacven GP”), and Lip-Bu Tan, Andrew Kau, and Brian Chiang (collectively, the “Pacven Committee Members” and, together with the Pacven Entities and Pacven GP, the “Reporting Persons”) with respect to Le Gaga Holdings Limited (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”).  The Reporting Persons are filing this Schedule 13D as a result of the Pacven Entities’ entry into the Support Agreement (as defined in Item 4 herein) on July 30, 2014.

Item 1.         Securities and Issuer

This Schedule 13D relates to the ordinary shares, par value $0.01 per share (the “Shares”), of the Issuer. The address of the Issuer’s principal executive office is Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Hong Kong.

Item 2.         Identity and Background

(a), (f)

Name	Citizenship or Place of Organization
1. Pacven Walden Ventures VI, L.P.	Cayman Islands

2. Pacven Walden Ventures Parallel VI, L.P.	Cayman Islands

3. Pacven Walden Management VI Co. Ltd.	Cayman Islands

4. Li-Bu Tan	United States of America

5. Andrew Kau	United States of America

6. Brian Chiang	United States of America

Each of the Pacven Entities is a Cayman Islands exempt limited partnership, and the Pacven GP is an exempted company incorporated under the laws of the Cayman Islands.

(b)                                                                                 The address of the principal place of business of each of the Reporting Persons is One California Street, Suite 2800, San Francisco, California 94111, United States.

(c)                                                                                  The principal business of each of the Reporting Persons is a venture capital investment business.

(d)                                                                                 During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                                                                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3                                                            Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

No Shares were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4                                                            Purpose of Transaction

The Shares currently owned by the Reporting Persons were originally acquired for investment purposes.

On May 21, 2013, Ms. Na Lai Chiu (“Chiu”), Mr. Shing Yung Ma (“Ma”), Valuetrue Investments Limited (“Valuetrue”), Grow Grand Limited (“Grow Grand”) and SC China Holdings Limited, on behalf of funds managed and/or advised by it and its and their affiliates (“Sequoia” and, together with Chiu, Ma, Valuetrue and Grow Grand, the “Initial Consortium”), submitted a preliminary, non-binding letter (the “Letter”) to the Board of Directors of the Issuer (the “Board”), a copy of which is attached hereto as Exhibit 7.03.  In the Letter, the Initial Consortium outlined its proposal (“Proposal”) for the Transaction (as defined below).  Under the Proposal, members of the Initial Consortium proposed to acquire, through an acquisition vehicle to be formed by them, all of the outstanding share capital of the Issuer (other than the Shareholder Shares (as defined below), which will be rolled over in connection with the Transaction, and any other shares that will be rolled over in connection with the Transaction) for US$4.01 in cash per American Depository Share (“ADS”) of the Issuer, or US$0.0802 in cash per Share, as the case may be.  In the Proposal, the Initial Consortium stated that it had held discussions with financial institutions that have expressed interests in providing financing in connection with the Transaction.  The Proposal also provided that, among other things, (a) the Initial Consortium’s financing providers will need to conduct customary legal, financial and accounting due diligence on the Issuer, and (b) the Initial Consortium will negotiate with the Issuer to agree on, and enter into, definitive agreements with respect to the Transaction.  In the Proposal, members of the Initial Consortium also stated that they expect that the Board will evaluate the Proposal independently through a committee of independent directors of the Board.

On May 21, 2013, in connection with the Proposal, the Initial Consortium entered into a consortium agreement (the “Consortium Agreement”), a copy of which is attached hereto as Exhibit 7.02. Pursuant to the Consortium Agreement, the Initial Consortium will cooperate in good faith in connection with the Proposal to acquire all of the outstanding share capital of the Issuer through a going-private transaction (the “Transaction”) other than those shares beneficially owned by the members of the Initial Consortium (the “Shareholder Shares”) or that will be rolled over by other shareholders in connection with the proposed Transaction.  The Consortium Agreement provides, among other things, for coordination in (i) performing due diligence, (ii) structuring and negotiating the Transaction and, if applicable, entering into definitive agreements with respect to the Transaction, and (iii) engaging advisors and sharing certain expenses.  During the period beginning on the date of the Consortium Agreement and ending on the earlier of (a) the one year anniversary of the date of the Consortium Agreement, and (b) the termination of the Consortium Agreement, members of the Initial Consortium have agreed (i) to work exclusively with each other with respect to the Transaction, (ii) not to sell, pledge, encumber or otherwise transfer the Shareholder Shares except as contemplated by the Consortium Agreement, (iii) not to enter into any voting agreement with respect to the Shareholder Shares in support of a competing proposal, and (iv) to vote their respective Shareholder Shares against any competing proposal or matter that would facilitate a competing proposal and in favor of the Transaction.

On March 18, 2014, the Initial Consortium, along with Yiheng Capital, LLC, a Delaware limited liability company, on behalf of funds managed and/or advised by it and its and their affiliates (“Yiheng” and, together with the Initial Consortium, the “Consortium”) entered into an amended and restated consortium agreement (the “Restated Consortium Agreement”), a copy of which is attached hereto as Exhibit 7.04, pursuant to which the Consortium Agreement was amended and restated in its entirety on substantially the same terms as the Consortium Agreement to provide for, among other things:

(i) the inclusion of Yiheng as a member of the Consortium in connection with the Proposal to pursue the Transaction, including Yiheng’s agreement to roll over all Shares which it owns (together with all Shares owned by the other members of the Consortium, the “Shareholder Shares”), and to provide certain equity financing in connection with the Transaction; and

(ii) the extension of the exclusivity period to November 21, 2014 (unless the Restated Consortium Agreement is terminated prior to such date), during which members of the Consortium have agreed (a) to work exclusively with each other with respect to the Transaction, (b) not to sell, pledge, encumber or otherwise transfer the Shareholder Shares except as contemplated by the Restated Consortium Agreement, (c) not to enter into any voting agreement with respect to the Shareholder Shares in support of a competing proposal, and (d) to vote their respective Shareholder Shares against any competing proposal or matter that would facilitate a competing proposal and in favor of the Transaction.

On July 30, 2014, the Issuer announced in a press release that it had entered into an agreement and plan of merger (the “Merger Agreement”) among the Issuer, Harvest Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Harvest Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent. A copy of the Merger Agreement is attached hereto as Exhibit 7.05.

The Transaction will be funded through a combination of (i) the proceeds from a committed and underwritten loan facility contemplated by a facility agreement, dated as of July 30, 2014 (the “Facility Agreement”), a copy of which is attached hereto as Exhibit 7.06, by and among Parent, Merger Sub, Harvest Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and the sole shareholder of Parent (“Holdco”), China Minsheng Banking Corp., Ltd., Hong Kong Branch, as lender (the “Lender”), (ii) cash contributions contemplated by an equity commitment letter, dated as of July 30, 2014 (the “Equity Commitment Letter”), a copy of which is attached hereto as Exhibit 7.07, by and between Holdco and Yiheng, and (iii) cash in the Issuer and its subsidiaries. Under the terms and subject to the conditions of the Facility Agreement, the Lender and Merger Sub have entered into a term loan facility whereby the Lender has agreed to provide up to US$30 million in principal amount for Merger Sub to consummate the Merger. Under the terms and subject to the conditions of the Equity Commitment Letter, Yiheng will provide equity financing in an aggregate amount of US$15 million to Holdco to consummate the Merger.

Concurrently with the execution of the Merger Agreement, the Reporting Persons, the Consortium (either directly or through entities managed or controlled by them), and certain other shareholders of the Issuer (collectively, the “Rollover Shareholders”) entered into a rollover and support agreement, dated as of July 30, 2014 (the “Support Agreement”), a copy of which is attached hereto as Exhibit 7.08, with Parent and Holdco providing that (a) they will vote all of the Shares (including Shares represented by ADSs) owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the Transaction, including the Merger, and (b) the Rollover Shares will, in connection with and at the effective time of the Merger, be cancelled for no consideration.

Under the terms of the Merger Agreement, each Share, including Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$0.0812 per Share or US$4.06 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) 1,752,477,450 Shares held by the Rollover Shareholders (the “Rollover Shares”) and the Shares held by Parent, the Issuer or any of their subsidiaries immediately prior to the effective time of the Merger, which will be cancelled without payment of any consideration or distribution therefor, and (b) Shares held by shareholders who shall have validly exercised and not effectively withdrawn or lost their right to dissent from the Merger, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Concurrently with the execution of the Merger Agreement, Chiu, Valuetrue, Ma, Grow Grand, Sequoia and Yiheng entered into an agreement, dated as of July 30, 2014 (the “Interim Investors Agreement”), a copy of which is attached hereto as Exhibit 7.09, with Holdco, Parent and Merger Sub, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Holdco, Parent and Merger Sub and the relationship among the members of the Consortium with respect to the Transaction.

Concurrently with the execution of the Merger Agreement, each of (i) Valuetrue, (ii) Grow Grand, (iii) Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P. and Sequoia Capital China GF Principals Fund I, L.P. (collectively, the “Sequoia Funds”), and (iv) Yiheng, executed and delivered a limited guarantee, copies of which are filed as Exhibits 7.10 through 7.13 (each a “Limited Guarantee” and collectively the “Limited Guarantees”), in favor of the Issuer with respect to the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer by Parent under certain circumstances, as set forth in the Merger Agreement.

Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Holdco. In addition, if the Merger is consummated, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, the ADSs would be delisted from the NASDAQ Global Select Market, the Issuer’s obligations to file periodic report under the Exchange Act would be terminated, and the Issuer will be privately held by the members of the Consortium and the other Rollover Shareholders.

The descriptions of the Consortium Agreement, Letter, Restated Consortium Agreement, Merger Agreement, Facility Agreement, Equity Commitment Letter, Support Agreement, Interim Investors Agreement and Limited Guarantees set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Consortium Agreement, Letter, Restated Consortium Agreement, Merger Agreement, Facility Agreement, Equity Commitment Letter, Support Agreement, Interim Investors Agreement and Limited Guarantees, which have been filed as Exhibits 7.02 through 7.13, respectively, and are incorporated herein by this reference.

Except as indicated above, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of the Schedule 13D.

Item 5                                                            Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)

As of the date hereof, (i) Pacven VI is the record owner of 92,263,000 Shares and (ii) Pacven Parallel VI is the record owner of 7,262,000 Shares.

As the sole general partner of Pacven VI and Pacven Parallel VI, Pacven GP may be deemed to beneficially own 100,525,000 Shares owned by Pacven VI and Pacven Parallel VI.

As the sole director of Pacven GP, Tan may be deemed to beneficially own 100,525,000 Shares owned by Pacven VI and Pacven Parallel VI.

As members of the investment committee of Pacven GP, Tan, Kau, and Chiang may be deemed to beneficially own 100,525,000 Shares owned by Pacven VI and Pacven Parallel VI.

Pursuant to Rule 13d-5(b) of the Act, the Reporting Persons may be deemed to beneficially own the total of 100,525,000 Shares beneficially owned by all the Reporting Persons, as a “group” (within the meaning of Rule 13d-5(b) under the Act), which constitute approximately 4.6% of the outstanding Shares. Additionally, by reason of the Support Agreement as described in Item 4 above, the Reporting Persons may also be deemed to beneficially own the Shares beneficially owned by the Consortium and the other Rollover Shareholders as a “group” (within the meaning of Rule 13d-5(b) under the Act).  However, each Reporting Person expressly disclaims beneficial ownership of any Shares beneficially owned by the Consortium and the other Rollover Shareholders, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the Consortium and the other Rollover Shareholders, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Shares directly or indirectly held by the Consortium or the other Rollover Shareholders or is a member of a group with the Consortium or the other Rollover Shareholders.

(b)

Reporting Person	Sole Power to Vote or Direct the Vote	Sole power to dispose or direct the disposition	Shared power to vote or to direct the vote	Shared power to dispose or to direct the disposition	Beneficial Ownership Percentage
Pacven Walden Ventures VI, L.P.	0	0	100,525,000	100,525,000	4.6%
Pacven Walden Ventures Parallel VI, L.P.	0	0	100,525,000	100,525,000	4.6%
Pacven Walden Management VI Co. Ltd.	0	0	100,525,000	100,525,000	4.6%
Lip-Bu Tan	0	0	100,525,000	100,525,000	4.6%
Andrew Kau	0	0	100,525,000	100,525,000	4.6%
Brian Chiang	0	0	100,525,000	100,525,000	4.6%

(c) Except as described herein, none of the Reporting Persons has effected any transactions in the Shares during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Consortium Agreement, Letter, Restated Consortium Agreement, Merger Agreement, Facility Agreement, Equity Commitment Letter, Support Agreement, Interim Investors Agreement and Limited Guarantees under Item 4 is incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit 7.01:                          Joint Filing Agreement by and among the Reporting Persons, dated as of August 12, 2014.

Exhibit 7.02:                          Consortium Agreement by and among Chiu, Valuetrue Investments, Ma, Grow Grand and Sequoia, dated May 21, 2013 (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Na Lai Chiu and Valuetrue Investments Limited on May 28, 2013).

Exhibit 7.03:                          Proposal Letter to the Issuer from Chiu, Valuetrue Investments, Ma, Grow Grand and Sequoia, dated May 21, 2013 (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Na Lai Chiu and Valuetrue Investments Limited on May 28, 2013).

Exhibit 7.04:                          Amended and Restated Consortium Agreement by and among Chiu, Valuetrue Investments, Ma, Grow Grand, Sequoia and Yiheng, dated March 18, 2014 (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Na Lai Chiu and Valuetrue Investments Limited on March 18, 2014).

Exhibit 7.05:                          Agreement and Plan of Merger, dated as of July 30, 2014, among Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Na Lai Chiu, Valuetrue Investments Limited, Shing Yung Ma, Grow Grand Limited, Xiaogang Wang, Win Seasons Holdings Limited, Ming Xia Fu, Honeycomb Assets Management Limited, Wei Min Xia, Limewater Limited, Kin Ip Law, Natural Eternity Limited and Ming Ho Lui on July 30, 2014).

Exhibit 7.06:                          Facility Agreement, dated as of July 30, 2014, by and among Holdco, Parent, Merger Sub and the Lender (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by Na Lai Chiu, Valuetrue Investments Limited, Shing Yung Ma, Grow Grand Limited, Xiaogang Wang, Win Seasons Holdings Limited, Ming Xia Fu, Honeycomb Assets Management Limited, Wei Min Xia, Limewater Limited, Kin Ip Law, Natural Eternity Limited and Ming Ho Lui on July 30, 2014).

Exhibit 7.07:                          Equity Commitment Letter, dated as of July 30, 2014, by and between Holdco and Yiheng (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed by Na Lai Chiu, Valuetrue Investments Limited, Shing Yung Ma, Grow Grand Limited, Xiaogang Wang, Win Seasons Holdings Limited, Ming Xia Fu, Honeycomb Assets Management Limited, Wei Min Xia, Limewater Limited, Kin Ip Law, Natural Eternity Limited and Ming Ho Lui on July 30, 2014).

Exhibit 7.08:                          Rollover and Support Agreement, dated as of July 30, 2014, by and among the Rollover Shareholders, Holdco and Parent (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed by Na Lai Chiu, Valuetrue Investments Limited, Shing Yung Ma, Grow Grand Limited, Xiaogang Wang, Win Seasons Holdings Limited, Ming Xia Fu, Honeycomb Assets Management Limited, Wei Min Xia, Limewater Limited, Kin Ip Law, Natural Eternity Limited and Ming Ho Lui on July 30, 2014).

Exhibit 7.09:                          Interim Investors Agreement, dated as of July 30, 2014, by and among Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand, Sequoia, Yiheng, Holdco, Parent and Merger Sub (incorporated by reference to Exhibit 5 to the Schedule 13D/A filed by Na Lai Chiu, Valuetrue Investments Limited, Shing Yung Ma, Grow Grand Limited, Xiaogang Wang, Win Seasons Holdings Limited, Ming Xia Fu, Honeycomb Assets Management Limited, Wei Min Xia, Limewater Limited, Kin Ip Law, Natural Eternity Limited and Ming Ho Lui on July 30, 2014).

Exhibit 7.10:                          Limited Guarantee, dated as of July 30, 2014, by Valuetrue Investments in favor of the Issuer (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed by Na Lai Chiu, Valuetrue Investments Limited, Shing Yung Ma, Grow Grand Limited, Xiaogang Wang, Win Seasons Holdings Limited, Ming Xia Fu, Honeycomb Assets Management Limited, Wei Min Xia, Limewater Limited, Kin Ip Law, Natural Eternity Limited and Ming Ho Lui on July 30, 2014).

Exhibit 7.11:                          Limited Guarantee, dated as of July 30, 2014, by Grow Grand in favor of the Issuer (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed by Na Lai Chiu, Valuetrue Investments Limited, Shing Yung Ma, Grow Grand Limited, Xiaogang Wang, Win Seasons Holdings Limited, Ming Xia Fu, Honeycomb Assets Management Limited, Wei Min Xia, Limewater Limited, Kin Ip Law, Natural Eternity Limited and Ming Ho Lui on July 30, 2014).

Exhibit 7.12:                          Limited Guarantee, dated as of July 30, 2014, by and among the Sequoia Funds in favor of the Issuer (incorporated by reference to Exhibit 8 to the Schedule 13D/A filed by Na Lai Chiu, Valuetrue Investments Limited, Shing Yung Ma, Grow Grand Limited, Xiaogang Wang, Win Seasons Holdings Limited, Ming Xia Fu, Honeycomb Assets Management Limited, Wei Min Xia, Limewater Limited, Kin Ip Law, Natural Eternity Limited and Ming Ho Lui on July 30, 2014).

Exhibit 7.13:                          Limited Guarantee, dated as of July 30, 2014, by Yiheng in favor of the Issuer (incorporated by reference to Exhibit 9 to the Schedule 13D/A filed by Na Lai Chiu, Valuetrue Investments Limited, Shing Yung Ma, Grow Grand Limited, Xiaogang Wang, Win Seasons Holdings Limited, Ming Xia Fu, Honeycomb Assets Management Limited, Wei Min Xia, Limewater Limited, Kin Ip Law, Natural Eternity Limited and Ming Ho Lui on July 30, 2014).

CUSIP No. 521168104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2014

PACVEN WALDEN VENTURES VI, L.P.			PACVEN WALDEN MANAGEMENT VI CO. LTD.

BY:	PACVEN WALDEN MANAGEMENT VI CO. LTD.

ITS:	GENERAL PARTNER	By:	/s/ Lip-Bu Tan
Lip-Bu Tan, Director
By:	/s/ Lip-Bu Tan
Lip-Bu Tan, Director
/s/ Lip-Bu Tan
Lip-Bu Tan

PACVEN WALDEN VENTURES PARALLEL VI, L.P.			/s/ Andrew Kau
Andrew Kau
BY:	PACVEN WALDEN MANAGEMENT VI CO. LTD.

ITS:	GENERAL PARTNER

By:	/s/ Lip-Bu Tan		/s/ Brian Chiang
	Lip-Bu Tan, Director		Brian Chiang